Luke J. Albrecht	VIA EDGAR
(617) 937-2353
lalbrecht@cooley.com
April 17, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

RE:	Clinical Data, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Registration No. 333-156011
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-4, initially filed with the Commission on December 9, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on January 13, 2009, and amended by Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on April 2, 2009. Set forth below are the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated April 14, 2009 from Peggy Fisher, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Ms. Fisher as well as to Mary Beth Breslin of the Commission’s Division of Corporation Finance.
     In addition to responding to the Staff’s comments below, we have updated the description of the Company’s business and the unaudited pro forma financial information to give effect to (i) updating the Avalon purchase price allocation to reflect the application of FAS 141(R) and (ii) the closing of the sale of the Company’s Cogenics division on April 14, 2009. In previously submitted amendments, the acquisition of Avalon was being accounted for in accordance with FAS 141, and the effects of the bargain purchase resulted in a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets. Because the transaction will now close after April 1, 2009, the Company must apply FAS 141(R), and the effects of the bargain purchase will result in carrying the acquired assets at fair value and the recognition of any excess fair value of the net assets acquired over the fair value of the consideration paid being recognized in earnings as a gain. In addition, in the previously submitted amendment, the sale of Cogenics had not yet been consummated and therefore the Company was unable to include the pro forma effects of the receipt of the cash from this disposition. In the current amendment, the Company has reflected the effects of the receipt of the proceeds from the sale of Cogenics in the pro forma financial information.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
April 17, 2009
Page Two
Material United States Federal Income Tax Consequences, page 87
1.	Comment: Revise the disclosure to expressly state that it constitutes the opinion of counsel regarding the material federal income tax consequences, and identify counsel. If counsel is unable to opine on any issue, so state, and explain why counsel cannot opine.

Response: In response to this comment, the Company has revised the disclosure on page 87 of the Amendment.
Unaudited Pro Forma Condensed Combined Financial Information, page 117
Notes to Unaudited Pro Forma Condensed Financial Statements, page 125
2.	Comment: We refer to footnote (4). Please tell us why you believe it is appropriate to eliminate in-process research and development and restructuring charges included in the historical earnings of Clinical Data, Adenosine and Avalon from the pro forma financial statements. In that regard, infrequent and unusual items included in the historical financial statements of a registrant or other combining entities that are not directed affected by the transaction being presented under Regulation S-X Article 11 are not normally eliminated in pro forma presentations.

Response: In response to the Staff’s comment, we believe that it is appropriate to eliminate the in-process research and development charges included in the historical earnings of the Company recorded in connection with the acquisitions of Adenosine and Avalon from the pro forma financial statements as they are directly the result of the transactions being presented under Regulation S-X Article 11. The in-process research and development charges are the direct result of the acquisition of Adenosine, which was completed on August 4, 2008 and resulted in an in-process research and development charge of $52,100,000 that is reflected in the Company’s historical statement of operations for the nine months ended December 31, 2008. In addition, the Company’s historical statement of operations for the nine months ended December 31, 2008 includes $1,000,000 related to Avalon’s losses that were funded by the Company during the period October 27, 2008 and December 31, 2008. Because these losses are also included in Avalon’s historical statement of operations for the nine months ended December 31, 2008, the amounts have been eliminated as a pro forma adjustment to avoid the effects of counting those losses twice. With respect to the restructuring charges included in the historical earnings of Avalon, we have amended our pro forma presentation to not eliminate them as they are not directly affected by the transaction.

3.	Comment: Under footnote (12), please provide a brief description of the contingent value rights. Please also expand to clarify how the value assigned to the contingent value rights was determined.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
April 17, 2009
Page Three
Response: In response to the Staff’s comment, we have provided a brief description of the contingent value rights and expanded the disclosure to clarify how the value assigned to the contingent value rights was determined in footnote (12) as follows:

The total consideration also includes the contingent value rights (CVRs). The CVRs provide each Avalon stockholder the right to receive a proportionate share of additional Clinical Data common stock based on milestone payments received by Avalon on or prior to June 30, 2010. The fraction of a share of Clinical Data common stock represented by each CVR is calculated by taking one half of the aggregate milestone payments, up to a maximum of $5.0 million, dividing that amount by $12.49, and then dividing the result by 17,037,928. The value of the CVRs included herein is an estimate of the fair value of the CVRs. The estimate of fair value was determined assuming the maximum amount of potential milestone payments will ultimately be received by Avalon and, as a result, the maximum number of shares of Clinical Data’s common stock will be issued under the CVRs. The estimated fair value of the CVRs was calculated as follows: an exchange ratio of 0.012 shares of Clinical Data’s common stock multiplied by 17,037,928 shares of Avalon common stock outstanding multiplied by $8.90, the closing trading price of Clinical Data’s common stock on December 31, 2008. The actual value of the CVRs is ultimately dependent on the receipt of the milestone payments and the fair value of Clinical Data’s common stock on the date of issuance.
*     *     *     *     *     *
     When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the registration statement.
     We hope that the above responses and the related revisions to the Amendment will be acceptable to the Staff. Please do not hesitate to call Miguel Vega or Marc Recht of this firm at (617) 937-2300 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.
Best regards,
/s/ Luke J. Albrecht
Luke J. Albrecht

cc:	Securities and Exchange Commission

Peggy Fisher
Mary Beth Breslin

Clinical Data, Inc.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F:(617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
April 17, 2009
Page Four
Andrew J. Fromkin
C. Evan Ballantyne
Caesar J. Belbel
John McCabe
Cooley Godward Kronish LLP
Miguel J. Vega
Marc A. Recht
Avalon Pharmaceuticals, Inc.
Kenneth C. Carter, Ph.D.
Hogan & Hartson LLP
Michael J. Silver
John H. Booher
Deloitte and Touche LLP
Joseph Apke
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM